11016238

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Washington, D.C. 20549

SEC Mail Processing Section

FEB 23 2011

Washington, DC 105

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16608

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roosevelt Equity Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5250 South Sixth Street
(No. and Street)

Springfield (City) IL (State) 62703 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Theodore C. Miller (217) 241-6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, LLC
(Name – *if individual, state last, first, middle name*)

1050 N Lindbergh Blvd (Address) St Louis (City) MO (State) 63132 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section

FEB 23 2011

Washington, DC 105

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Theodore C. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roosevelt Equity Corporation, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Treasurer

Title

Notary Public

OFFICIAL SEAL
LUCINDA A. KNIGHT
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 4-15-2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROWN SMITH WALLACE LLC
A MEASURABLE DIFFERENCE™
1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

Independent Auditors' Report

Board of Directors
Roosevelt Equity Corporation
Springfield, Illinois

We have audited, in accordance with auditing standards generally accepted in the United States of America, the statement of financial condition of Roosevelt Equity Corporation as of December 31, 2010, and the related statement of operations, changes in shareholder's equity, and cash flows for the year then ended and have issued our report thereon dated February 14, 2011.

In connection with our audit, nothing came to our attention that caused us to believe that the Company was not eligible for claiming exclusion from membership in the Securities Investor Protection Corporation (SIPC) under Section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970, as explained on page 4, for the year ended December 31, 2010. However, it should be noted that our audit was not directed primarily toward obtaining knowledge of such ineligibility.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for other purpose.

Brown Smith Wallace, L.L.C.

St. Louis, Missouri
February 14, 2011

ROOSEVELT EQUITY CORPORATION

MEMBERSHIP STATUS IN THE SECURITIES INVESTOR PROTECTION CORPORATION

Year ended December 31, 2010

Roosevelt Equity Corporation, qualified for exclusion from membership in the Securities Investors Protection Corporation during the year ended December 31, 2010, under Section 78ccc (a)(2)(A)(ii) of the Securities Investor Protection Act of 1970. A Certification of Exclusion from Membership covering the year ended December 31, 2010 (Form SIPC-3) was filed with the National Association of Securities Dealers, Inc., 1735 K Street, NW, Washington, D.C. 20006, on January 8, 2010.

ROOSEVELT EQUITY CORPORATION

Financial Statements and Supporting Schedule

Pursuant to Rule 17a - 5 of the Securities and Exchange Commission

Year Ended December 31, 2010

BROWN SMITH WALLACE LLC
1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM
A MEASURABLE DIFFERENCE™

Independent Auditors' Report

Board of Directors
Roosevelt Equity Corporation
Springfield, Illinois

We have audited the accompanying statement of financial condition of Roosevelt Equity Corporation (the "Company") as of December 31, 2010, and the related statement of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roosevelt Equity Corporation as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown Smith Wallace, L.L.C.

St. Louis, Missouri
February 14, 2011

ROOSEVELT EQUITY CORPORATION

Statement of Financial Condition

December 31, 2010

Assets:		
Cash	$	152,931
Commissions receivable		18,806
Income tax receivable		947
Total assets	$	172,684
Liabilities:		
Accrued commissions payable	$	8,357
Total liabilities		8,357
Shareholder's equity:		
Common stock, $25 par value. Authorized, and outstanding 1,000 shares		25,000
Additional paid-in and contributed capital		13,389
Retained earnings		125,938
Total shareholder's equity		164,327
Total liabilities and shareholder's equity	$	172,684

The accompanying notes are an integral part of this statement.

ROOSEVELT EQUITY CORPORATION

Statement of Operations

Year Ended December 31, 2010

Revenues:		
Commission income	$	103,271
		103,271
Expenses:		
Commissions paid to agents		52,926
Management fees		60,000
Licenses and fees		9,779
Taxes		593
		123,298
Loss before income taxes		(20,027)
Income taxes		(7,313)
Net loss	$	(12,714)
Basic and diluted loss per share	$	(12.71)
Weighted average shares outstanding		1,000

The accompanying notes are an integral part of this statement.

ROOSEVELT EQUITY CORPORATION

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2010

Common stock		
Balance, beginning of year	$	25,000
Issued during year		0
Purchase treasury stock		0
Balance, end of year		25,000
Additional paid-in and contributed capital		
Balance, beginning of year		13,389
Issued during year		0
Purchase treasury stock		0
Balance, end of year		13,389
Retained earnings		
Balance, beginning of year		138,652
Net loss		(12,714)
Balance, end of year		125,938
Total shareholder's equity, end of year	$	164,327

The accompanying notes are an integral part of this statement.

ROOSEVELT EQUITY CORPORATION

Statement of Cash Flows

Year Ended December 31, 2010

Increase (decrease) in cash		
Cash flows from operating activities:		
Net loss	$	(12,714)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in assets and liabilities:		
Increase in commissions receivable		(1,225)
Increase in commissions payable		945
Decrease in income tax receivable		1
Net cash used in operating activities		(12,993)
Net decrease in cash		(12,993)
Cash at December 31, 2009		165,924
Cash at December 31, 2010	$	152,931

The accompanying notes are an integral part of this statement.

ROOSEVELT EQUITY CORPORATION

Notes to Financial Statements

December 31, 2010

(1) Nature of Operations

Roosevelt Equity Corporation (the Company) was incorporated under the laws of the State of Delaware on June 1, 1971, for the purpose of dealing and brokering in securities. To date, activities of the Company have been limited principally to brokering shares of mutual funds, and sales of variable annuity contracts. The Company acts as an agent for its customers by placing orders. Orders of mutual funds and variable annuity contracts are placed in the customers' names, the mutual fund shares and variable annuity accumulation units are held by the respective fund's custodians, and the Company's only financial involvement is through receipt of commission (load).

(2) Summary of Significant Accounting Policies

a) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2010, the Company did not have any cash equivalents.

The Company maintains cash balances in various financial institutions. These cash balances are protected by and within FDIC insurance limits.

b) Commissions Receivable

Commissions receivable are stated at the amount management expects to collect from outstanding balances. Accordingly, there was no allowance for doubtful accounts at December 31, 2010.

c) Commission Income and Commissions Paid to Agents

Commission income is recognized as it is earned and related commissions paid to registered representatives are incurred at that time.

The Company receives substantially all mutual fund commission income from one investment company, Pioneer Services Corporation. The Company also receives variable annuity commissions from Commonwealth Annuity and Life Insurance Company and MetLife Insurance Company of Connecticut. Total 2010 commission income is compromised of approximately 79% mutual fund sales, and approximately 21% variable annuity sales.

The Company incurs commission expense by passing a portion of its commission (load) to the Company's independent sales force. Agent Commission expense is 75% of commission income for the various products sold. Inactive sales agents forfeit the portion of residual commission income normally paid to active sales agents. As a result, actual total commission expense for the year ended December 31, 2010 represented approximately 51% of total commission income.

d) Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts as revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Income Taxes

At year-end December 31, 2010, the Company had a federal and state tax receivable of $0 and $947, respectively. Federal and state income tax expense (benefit) incurred for the year ended December 31, 2010 was $(7,589) and $276, while federal and state income tax paid for the same period was $0 and $0, respectively. The Company received a federal income tax refund of $7,589 due to a loss carry back to prior years.

The Company has addressed the provisions if ASC 740-10 (formerly known as FIN 48), *Accounting for Income Taxes*. In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provisions for income taxes is necessary at this time to cover any uncertain tax positions. Tax years that remain subject to examination by major tax jurisdictions are 2007, 2008, 2009, and 2010.

(4) Management Fees

During the year, the Company paid management fees to UTG, Inc., the Company's parent company. The fees are based on a fixed fee contract of $60,000 per year. As a result, the Company incurred $60,000 in management fees for the year ended December 31, 2010.

(5) Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c 3-1) under the Securities Exchange Act of 1934, which requires that a broker-dealer's aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. At December 31, 2010 the Company's net capital was $152,931 as compared with minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .0546 to 1.

(6) Exemption from Determination of Reserve Requirement under Rule 15c 3-3

For the year ended December 31, 2010 based on Section (k) (1) of the Rule 15c 3-3, the Company was exempt from the Rule 15c 3-3, under the Securities Exchange Act of 1934, which requires that a broker-dealer shall at all times maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers". No schedule of the computation of the amount that should be on deposit in the "Reserve Bank Account" under Rule 15c 3-3(e) is presented due to this exemption.

(7) Concentration of Credit Risk

The Company's commissions receivable have significant concentration of credit risk. At December 31, 2010, approximately 93.3% of receivables were due from Pioneer Services Corporation, approximately .3% of receivables were due from MetLife Insurance Company of Connecticut, and approximately 6.4% of receivables were due from Commonwealth Annuity and Life Insurance Company.

(8) Earnings per Share

Basic earnings per share of common stock were computed by dividing income available to common shareholders, by the weighted average number of common shares outstanding for the year. Basic and diluted earnings per share are the same since the Company has no dilutive instruments outstanding.

(9) Pending Change of Control

In late December 2010, the current owners of the Company entered into an agreement for the sale of the Company to an outside third party. At that time, necessary regulatory filings were made seeking approval of the sale. The sale is anticipated to be completed sometime in late February, 2011.

(10) Subsequent Events

The Company has evaluated all subsequent events through February 14, 2011, the date the financial statements were available to be issued.

ROOSEVELT EQUITY CORPORATION

Schedule of Net Capital

December 31, 2010

Net Capital:		
Shareholder's Equity		$ 164,327
Less:		
Non-allowable assets	$ 11,396	
Haircut	0	11,396
		$ 152,931
Aggregate Indebtedness - Payables and Accrued Expenses		$ 8,357
Minimum Capital Requirements		$ 5,000
Excess Net Capital		$ 147,931
Percentage of Aggregate Indebtedness to Net Capital		5.46%

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no material differences between this computation of net capital pursuant to rule 15c3-1 and the corresponding computation prepared by Roosevelt Equity Corporation and included in the Company's unaudited Part IIA FOCUS Report filing as amended as of the same date.

BROWN SMITH WALLACE LLC

1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

A MEASURABLE DIFFERENCE™

Supplemental Report on Internal Control Required By Securities And Exchange Commission Rule 17a-5

Board of Directors
Roosevelt Equity Corporation
Springfield, Illinois

In planning and performing our audit of the financial statements and accompanying schedule of Roosevelt Equity Corporation (the "Company") December 31, 2010 (on which we issued our report dated February 14, 2011), in accordance with auditing standards generally accepted in the United Sates of America, we considered the Company's internal control over financial reporting ("internal control") including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the

objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in the Company's internal control over financial reporting and its operation, including controls for safeguarding securities that we consider to be a material weakness, as defined above, as of December 31, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brown Smith Wallace, L.L.C.

St. Louis, Missouri
February 14, 2011